Ex-99.(d)(70)

Exhibit (d)(70)

                 AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

         AMENDMENT made as of September 1, 2004 to the Investment Sub-Advisory Agreement made as of the 17th day of November, 2003 (the "Agreement") between Travelers Asset Management International Company LLC ("TAMIC") and Merrill Lynch Investment Managers, L.P. (the "Sub-Adviser").

                                   WITNESSETH:

         WHEREAS, the TAMIC and the Sub-Adviser have entered into an Investment Sub-Advisory Agreement with respect to the Merrill Lynch Large Cap Core Portfolio (the "Agreement") dated November 17, 2003;

         WHEREAS, TAMIC and the Sub-Adviser desire to amend the Agreement to change the investment subadvisory fee;

         NOW THEREFORE, in consideration of the mutual promises set forth below, TAMIC and the Sub-Adviser hereby agree to amend paragraph 6 to this Agreement to read as follows:

         6.    COMPENSATION

                  In consideration of the services rendered, the facilities furnished, and the expenses assumed pursuant to this Agreement, TAMIC will pay the Sub-Adviser a monthly fee equivalent on an annual basis to the following:

               ANNUAL                               AGGREGATE NET ASSET VALUE
           MANAGEMENT FEE                                OF THE PORTFOLIO
               0.350%         of the first                 $250,000,000
               0.325%         of the next                  $250,000,000
               0.300%         of the next                  $500,000,000
               0.275%         of the next                 $1,000,000,000
               0.225%         of amounts over             $2,000,000,000


                  The advisory fees will be deducted on each valuation date. The Sub-Adviser shall have no right to obtain compensation directly from the Trust for services provided hereunder and agrees to look solely to TAMIC for payment of fees due. The fee for the period from the Effective Date (defined below) of the Agreement to the end of the month during which the Effective Date occurs shall be prorated according to the proportion that such period bears to the full monthly period. Upon any termination of this Agreement before the end of a month, the fee for such part of that month shall be prorated according to the proportion that such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. For the purpose of determining fees payable to TAMIC, the value of the Portfolio's net assets shall be computed at the times and in the manner specified in the then current Prospectus and/or the SAI.

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         IN WITNESS WHEREOF, this Amendment to the Agreement has been executed by a duly authorized representative of each of the parties hereto as of the date of the Amendment first set forth above.

                                        Travelers Asset Management International
                                        Company LLC

                                        By: /s/ David R. Miller
                                            -------------------

                                        Merrill Lynch Investment Managers, L.P.


                                        By: /s/ Daniel J. Dart
                                            ------------------